February 1, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atwood Oceanics, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form S-3
Filed November 15, 2016
File No. 333-209647

Ladies and Gentlemen:

Reference is made herein to the informal comments (the “Comments”) of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 2 to the Registration Statement on Form S-3 (File No. 333-209647) (the “Registration Statement”), as filed by Atwood Oceanics, Inc. (the “Company”) with the Commission on November 15, 2016, which Comments were relayed telephonically to Baker Botts L.L.P., counsel for the Company, on November 23, 2016. Concurrently with the submission of this letter, the Company is filing Post-Effective Amendment No. 3 to the Registration Statement, addressing such Comments.

The Company hereby requests that the above-captioned Registration Statement be declared effective on the afternoon of February 3, 2017, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with Baker Botts L.L.P. by calling Tull R. Florey at (713) 229-1379.

Should you have any questions regarding this matter, please contact the undersigned at (281) 749-7800. Thank you for your assistance.

Very truly yours,

ATWOOD OCEANICS, INC.

By:	/s/ Walter A. Baker
	Name:	Walter A. Baker
	Title:	Senior Vice President, General Counsel and Corporate Secretary